FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: November 14, 2005	/s/ Donat Madilo Donat Madilo Treasurer

EXHIBIT INDEX

1	Consolidated Financial Statements for the three-month period ended September 30, 2005
2	Interim Management's Discussion and Analysis – Third Quarter 2005
3	Certificate of CEO Pursuant to Form 52-109FT2
4	Certificate of CFO Pursuant to Form 52-109FT2

EXHIBIT 1

Banro Corporation
Consolidated Financial Statements
September 30, 2005
(Expressed in U.S. dollars)

Banro Corporation
Consolidated Financial Statements
September 30, 2005
(Expressed in U.S. dollars)

Contents

Notice to Reader	2
Consolidated Financial Statements
Consolidated Balance Sheets	3
Consolidated Statements of Operations and Deficit	4
Consolidated Statements of Cash Flows	5
Summary of Significant Accounting Policies	6-8
Notes to Consolidated Financial Statements	9-21

NOTICE TO READER

These interim consolidated financial statements of Banro Corporation as at and for the three and nine month periods ended September 30, 2005 have been prepared by management of Banro Corporation. The auditors of Banro Corporation have not audited or reviewed these interim consolidated financial statements.

Banro Corporation
Consolidated Balance Sheets
(Expressed in U.S. dollars)

	September 30, 2005 (unaudited)	December 31, 2004

Assets

Current
Cash	$ 6,280,022	$ 9,057,197
Short term investments	11,601,000	-
Prepaid expenses and deposits	203,502	22,169

	18,084,524	9,079,366
Investments (Note 2)	150,601	289,011
Property, plant and equipment (Note 3)	786,894	595,714
Deferred exploration expenditures (Note 4)	7,392,967	2,697,131

	$ 26,414,986	$ 12,661,222

Liabilities and Shareholders' Equity

Current
Accounts payable	$ 290,816	$ 208,826
Related parties	5,482	-

	296,298	208,826

Shareholders' equity
Share capital (Note 5)	66,750,914	51,079,128
Contributed surplus (Note 5)	4,741,745	3,337,077
Deficit	(45,373,971)	(41,963,809)

	26,118,688	12,452,396

	$ 26,414,986	$ 12,661,222

Banro Corporation
Consolidated Statements of Operations and Deficit
(Expressed in U.S. dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Expenses
Professional fees	$ 145,613	$ 20,185	$ 378,737	$ 142,120
Consulting fees	372,305	26,219	592,786	34,338
Office and sundry	194,204	149,932	552,894	316,582
Salary	228,254	165,689	699,311	344,441
Stock option compensation expense	218,451	501,498	643,386	1,298,371
Travel	159,866	54,983	396,339	332,259
Shareholder relations	155,502	19,875	688,483	45,632
Directors fees	5,812	-	17,812	-
Interest and bank charges	3,503	1,628	9,547	4,106
Amortization	10,702	13,755	32,375	36,501
Foreign exchange gain	(664,256)	(422,761)	(694,155)	(177,475)

	(829,956)	(531,003)	(3,317,515)	(2,376,875)
Interest income	52,075	38,402	109,255	97,953

Loss from operations	(777,881)	(492,601)	(3,208,260)	(2,278,922)

Equity share of loss of BRC	(1,364)	(28,398)	(146,631)	(62,804)
Loss on dilution of interest in BRC	(514)	-	(55,271)	-
Miscellaneous income earned	-	23,816	-	23,816

Net loss for the period	(779,759)	(497,183)	(3,410,162)	(2,317,910)

Deficit, beginning of the period	(44,594,212)	(39,135,155)	(41,963,809)	(37,314,428)

Deficit, end of the period	$(45,373,971)	$(39,632,338)	$(45,373,971)	$(39,632,338)

Loss per share	$ (0.02)	$ (0.02)	$ (0.12)	$ (0.09)

Banro Corporation
Consolidated Statements of Cash Flows
(Expressed in U.S. dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Cash provided by (used in)

Operating activities
Net loss for the period	$ (779,759)	$ (497,183)	$(3,410,162)	$(2,317,910)
Adjustments to reconcile loss to net cash
Provided by operating activities
Equity loss on investment in BRC	1,364	28,398	146,631	62,804
Dilution of interest in BRC	514	-	55,271	-
Foreign exchange effect on
investment in BRC	(1,878)	-	(71,850)	-
Value of options issued	567,215	501,498	1,199,341	1,298,371
Amortization	10,702	13,755	32,375	36,501
Changes in non-cash working capital balances
Accounts receiv. and prepaid exp	(149,422)	(5,905)	(181,333)	(306,080)
Accounts payable	143,117	(13,815)	81,990	(32,177)

	(208,147)	26,748	(2,147,737)	(1,258,491)

Investing activities
Capital assets	(142,737)	(336,788)	(379,521)	(357,727)
Deferred exploration expenditures	(1,781,041)	(424,405)	(4,074,922)	(996,225)
Investment and advances to BRC/NBI	-	2,683	8,358	(6,782)

	(1,923,778)	(758,510)	(4,446,085)	(1,360,734)

Financing activities
Due to/from related parties	1,898	(28,148)	5,482	22,448
Common shares and warrants issued	14,486,115	23,494	15,412,165	11,874,149

	14,488,013	(4,654)	15,417,647	11,896,597

Net increase (decrease) in cash during the
period	12,356,088	(736,416)	8,823,825	9,277,372

Cash and cash equivalent, beginning of the
period	5,524,934	10,952,718	9,057,197	938,930

Cash and cash equivalent, end of the period	$ 17,881,022	$ 10,216,302	$ 17,881,022	$ 10,216,302

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)
(unaudited)

September 30, 2005

Nature of Business	Banro Corporation’s (the “Company”) business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the “Congo”). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of Consolidation	These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in Canada, Loncor Resources Inc., its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL.

Investments	Investments in companies subject to significant influence are accounted for using the equity method. Other long-term investments are accounted for using the cost method.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Office furniture and fixtures - 20% declining balance basis
Office equipment - Straight line over four years
Vehicles - Straight line over four years
Field camps - Straight line over four years
Surveying equipment - Straight line over four years
Communicating equipment - Straight line over four years
Leasehold improvements - Straight line over five years

Asset Impairment	The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)
(unaudited)

September 30, 2005

Foreign Currency Translation	These consolidated financial statements are expressed in the functional currency of the Company, United States dollars. For integrated operations, monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items, except amortization, are translated at average rates of exchange in effect during the year. Realized exchange gains and losses and currency translation adjustments are included in the consolidated statements of operations and deficit.

Deferred Exploration Expenditures	Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries arecharged to operations.

Stock Options	The Company has a stock option plan, which is described in Note 5(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the weighted average fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is recorded as an expense in the period at the earlier of the completion of performance and the date the options are vested using the fair value method. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

Asset Retirement Obligations	Effective 1 January 2004, the Company adopted the CICA Handbook Section 3110 “Asset Retirement Obligations”, which established standards for asset retirement obligations and the associated retirement costs related to reclamation and abandonment. The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

Banro Corporation
Summary of Significant Accounting Policies
(Expressed in U.S. dollars)
(unaudited)

September 30, 2005

Financial Instruments	Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments. The fair values of its financial instruments approximate their carrying values, unless otherwise noted.

Income Taxes	The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2005

1.	Interest in Congolese Subsidiaries

On July 31, 1998, the Company discovered that the government of the Congo, without prior warning or consultation, had issued Presidential decrees purporting to, among other things, (a) dissolve the Company’s Congolese subsidiary, SociétéAurifère du Kivu et du Maniema (“Sakima”) and (b) terminate the Company’s mining convention relating to the Company’s mineral properties. The Company disputed the validity of the Congolese government actions and vigorously pursued resolution of the dispute through legal procedures.

On April 18, 2002, the government of the Congo formally signed a settlement agreement with the Company. The agreement called for, among other things, the Company to hold a 100% interest in the Twangiza, Kamituga, Lugushwa and Namoya gold deposits under a revived mining convention. The government of the Congo retained 100% of the tin assets. Subsequent to the signing of the settlement agreement the Company filed with the Federal Court in Washington, DC, a notice of dismissal with respect to its legal action against the Congolese government.

On May 30, 2003, the government of the Congo issued Presidential decrees to rescind the July 31, 1998 decrees and to amend the Company’s mining convention in accordance with the settlement agreement signed on April 18, 2002.

On September 30, 2003, the Company wound up the operations of Sakima and transferred all its shares in Sakima to the government of the Congo in accordance with the April 18, 2002 settlement agreement after Sakima’s title in the gold deposits was transferred to the Company’s new wholly-owned Congolese subsidiaries.

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold and other mining properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company’s activities in this country or may result in the impairment or loss of part or all of the Company’s interest in the properties.

2.	Investments

(a)	Investment in Nevada Bob’s International Inc.

The investment in Nevada Bob’s International Inc. (NBI), a franchisor of golf equipment and apparel, represents 6.05% of the outstanding common shares of NBI and is accounted for under the cost method, as management does not have the ability to exercise significant influence over NBI. This investment will continue to be carried at cost and will be written down only when there has been a loss in value which is other than temporary. The investment was written down to its market value at December 31, 2004. The quoted market value of the shares on September 30, 2005 was $0.12 per share or $112,950 in the aggregate (December 31, 2004 — $150,601).

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2005

2.	Investments (continued)

(b)	Investment in BRC Diamond Corporation

The Company owns 3,744,032 common shares, representing a 35.78% (December 31, 2004 –39.67%) equity interest, in BRC Diamond Corporation (formerly BRC Development Corporation) (“BRC”) with a quoted market value of approximately $10,304,774 at September 30, 2005 (December 31, 2004 — $7,007,985). The principal business of BRC is the acquisition and exploration of mineral properties. Effective August 11, 2004, BRC was continued under the Canada Business Corporations Act (BRC was formerly governed by the Ontario Business Corporations Act) and changed its name from BRC Development Corporation.

On March 10, 2004, the Company completed a debt settlement transaction with BRC. Pursuant to this transaction, the Company received 244,032 common shares of BRC at a price of Cdn. $1.35 per share, or Cdn. $329,443 in aggregate, in order to settle an outstanding debt of BRC to the Company of the equivalent amount.

On April 29, 2005, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn $ 2.50 per share for gross proceeds of Cdn $2,500,000. The Company did not participate in this financing and therefore its equity interest in BRC was reduced to 35.78%. As at September 30, 2005, the Company’s share of loss exceeded its total book value in BRC, accordingly the carrying value of this investment is $nil. The loss in excess of total book value was not recognized in these interim consolidated financial statements.

The Company’s investment in BRC is summarized as follows:

	September 30, 2005	December 31, 2004

Equity investment, beginning of period	$ 130,052	$ 383,338
Shares received on debt settlement	-	254,099

	130,052	637,437
Share of equity loss	(146,631)	(505,153)
Loss on dilution of interest	(55,271)	(2,232)
Foreign exchange effect	71,850	-

Equity investment, end of period	-	130,052
Amount due from BRC	-	8,358

	$ -	$ 138,410

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2005

3.	Property, Plant and Equipment

September 30, 2005	Cost	Accumulated Amortization	Net Book Value

Office furniture and fixtures	$ 31,489	$ 16,398	$ 15,091
Office equipment	320,350	146,802	173,548
Vehicle	308,852	102,168	206,684
Communication equipment	32,348	9,820	22,528
Field camps	289,811	43,943	245,868
Surveying equipment	24,012	7,504	16,508
Leasehold improvement	119,115	107,939	11,176
Geochemistry	105,167	15,765	89,402
Field equipment	7,041	952	6,089

	$1,238,185	$451,291	$786,894

December 31, 2004	Cost	Accumulated Amortization	Net Book Value

Office furniture and fixtures	$ 30,839	$ 13,922	$ 16,917
Office equipment	270,768	102,305	168,463
Vehicle	308,852	42,477	266,375
Communication equipment	32,347	3,755	28,592
Field camps	86,100	7,605	78,495
Surveying equipment	24,012	3,002	21,010
Leasehold improvement	105,746	89,884	15,862

	$ 858,664	$262,950	$595,714

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2005

4.	Deferred Exploration Expenditures

Deferred Exploration

	Nine month- period ended September 30, 2005	Year ended December 31, 2004	Cumulative from inception in April 1994 to September 30, 2005

Exploration cost	$ 4,074,922	$ 1,921,718	$ 22,472,811
Stock option compensation expense	464,947	380,212	845,159
Amortization of plant and equipment	155,967	72,511	263,928

Net expenditure	4,695,836	2,374,441	23,581,898
Effect of exchange rate change	-	-	2,511

	4,695,836	2,374,441	23,584,409
Write-off	-	-	(16,191,442)

	$ 4,695,836	$ 2,374,441	$ 7,392,967

Mineral rights

	Nine month- period ended September 30, 2005	Year ended December 31, 2004	Cumulative from inception in April 1994 to September 30, 2005

Mineral rights	$ -	$ -	$ 9,681,194
Write-off	-	-	(9,681,194)

	$ -	$ -	$ -

Because of the events referred to in Note 1, the mineral rights and deferred exploration expenditures, previously deferred, were written off in 2000.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2005

5.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares
Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital — Common Shares

	Number of Shares	Amount

December 31, 2002	9,886,594	$ 39,173,793
Exercise of stock options	41,250	23,017
Exercise of warrants	500,000	273,078

December 31, 2003	10,427,844	39,469,888
Exercise of stock options	505,000	286,024
Exercise of warrants	350,000	286,048
Issued during the year	2,000,000	11,037,168
Stock split	13,282,844	-

December 31, 2004	26,565,688	$ 51,079,128
Exercise of stock options	346,000	177,775
Exercise of warrants	240,000	1,048,939
Issued during the period	3,500,000	14,445,072

September 30, 2005	30,651,688	$ 66,750,914

On July 29, 2005, the Company completed a private placement of 3,500,000 common shares of the Company at a price of Cdn$5.25 per share for gross proceeds of Cdn$18,375,000. RBC Capital Markets acted as the Company’s agent in connection with the financing.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2005

5.	Share Capital —(continued)

(b)	Issued Share Capital — Common Shares (continued)

On March 30, 2004, the Company completed a private placement (the “Offering”) of 4,000,000 common shares at Cdn $4.00 per share for gross proceeds of Cdn $16,000,000 (US$ 12,201,600).

Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. (collectively, the “Agent”) acted as the Company’s agent in connection with the Offering. In consideration for its services, the Company paid to the Agent a cash fee equal to 6% of the gross proceeds of the Offering and issued to the Agent 240,000 broker warrants (the “Broker Warrants”). Each Broker Warrant entitled the holder thereof to purchase one common share of the Company at a price of Cdn $4.00 for a period of one year. These Broker Warrants were exercised on March 23, 2005.

In December 2004 the Company effected a subdivision of its outstanding common shares by changing each one of the outstanding common shares of the Company into two common shares of the Company. This stock split was authorized by the shareholders of the Company at the annual and special meeting of shareholders held on June 29, 2004.

(c)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. As at September 30, 2005, the Company had 4,407,000 stock options outstanding to acquire common shares at a weighted-average price of Cdn $3.74 per share, expiring at various dates between October 2006 and September 2010.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2005

5.	Share Capital —(continued)

(c)	Stock Options (continued)

The following table summarizes information about stock options during the period:

	Number of Options	Weighted average exercise price Cdn $

Outstanding at December 31, 2003	2,163,000	1.03
Exercised	(1,010,000)	(0.37)
Granted	2,560,000	3.61

Outstanding at December 31, 2004	3,713,000	2.99
Exercised	(346,000)	(0.63)
Granted	1,040,000	5.40

Outstanding at September 30, 2005	4,407,000	3.74

The following table summarizes information about stock options outstanding and exercisable at September 30, 2005:

Options outstanding and exercisable

Date of grant	Number outstanding at 09/30/05	Options Exercisable at 09/30/05	Exercise price Cdn $	Expiry date

10/16/03	337,000	337,000	2.00	10/16/08
10/16/03	70,000	70,000	2.00	10/16/06
10/29/03	200,000	200,000	2.06	10/29/08
10/29/03	200,000	200,000	2.06	10/29/06
01/21/04	800,000	800,000	3.00	01/21/09
02/03/04	100,000	100,000	3.00	02/03/09
02/17/04	300,000	300,000	3.50	02/17/09
03/16/04	400,000	400,000	4.10	03/16/09
06/24/04	840,000	630,000	4.00	06/22/09
08/31/04	80,000	60,000	4.00	08/31/09
10/06/04	40,000	20,000	4.00	10/06/09
12/14/04	40,000	20,000	4.50	12/14/09
02/11/05	90,000	45,000	4.70	02/10/10
02/11/05	200,000	100,000	4.70	02/10/08
03/01/05	70,000	35,000	4.70	03/01/10
05/02/05	200,000	50,000	5.25	05/02/08
07/19/05	15,000	3,750	5.25	07/19/10
07/20/05	150,000	37,500	5.25	07/20/08
08/08/05	50,000	12,500	6.65	08/08/10
08/31/05	155,000	38,750	6.60	08/31/10
09/09/05	70,000	17,500	6.68	09/09/10

	4,407,000	3,367,000

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2005

5.	Share Capital —(continued)

(c)	Stock options — (continued)

2004

During 2004, the Company recognized in the statement of operations as an expense $2,195,231 representing the weighted average grant-date fair value of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $380,212 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following factors:

(i)	risk-free interest rate: 2.24% to 3.34%

(ii)	expected volatility: 51.21% to 97.1%

(iii)	expected life: 2.77 years

(iv)	expected dividends: $Nil

2005

During the nine month period ended September 30, 2005, the Company recognized in the statement of operations as an expense $643,386 representing the weighted average grant-date fair value of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $464,947 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. The Company recognized consulting fees of $555,955 representing the fair value of stock options granted to consultants under the Company’s stock option plan. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the period based on the following factors:

(i)	risk-free interest rate: 2.94% to 3.28%

(ii)	expected volatility: 32.16% to 43.21%

(iii)	expected life: 2.0 years

(iv)	expected dividends: $Nil

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2005

5.	Share Capital —(continued)

(d)	Loss per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the nine month period ended September 30, 2005, amounting to 27,685,072 (September 30, 2004 – 24,913,572) common shares. The weighted average common shares outstanding have been adjusted to reflect the stock split discussed in Note 5(b).

Fully diluted loss per share has not been presented since the exercise of the options and warrants would be anti-dilutive.

(e)	Contributed Surplus

	September 30, 2005	December 31, 2004

Balance at the beginning of the period	$ 3,337,077	$ 502,014
Options	1,664,288	2,575,443
Warrants granted	(259,620)	259,620

Balance at the end of the period	$ 4,741,745	$3,337,077

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2005

6.	Related Party Transactions

Directors fees of $17,812 (September 30, 2004 — $Nil) were accrued to non-executive directors of the Company. As at September 30, 2004, the balance of $5,482 was owed to non-executive directors of the Company.

Legal fees of $314,988 (September 30, 2004 — $212,317) were paid to a law firm of which one partner is also a director of the Company and another partner is an officer of the Company.

These transactions are in the normal course of operations and are measured at the exchange value.

7.	Lease Commitments

The Company’s future minimum lease commitments for office premises as at September 30, 2005 for the following five years are as follows:

2005	$ 52,010
2006	131,714
2007	74,763
2008	74,763
2009	74,763
2010	49,842

8.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	September 30, 2005	December 31, 2004

Democratic Republic of the Congo - deferred exploration costs	$7,392,967	$2,697,131
Democratic Republic of the Congo - capital assets	739,351	518,115
Canada - capital assets	47,543	77,599

	$8,179,861	$3,292,845

9.	Subsequent Event

In October 2005, the Company completed a non-brokered private placement of 2,000,000 common shares of the Company at a price of Cdn$6.50 per share for gross proceeds of Cdn$13,000,000.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2005

10.	Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)	Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model. For US GAAP the Company has adopted, effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

(b)	Mineral Properties

U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

(c)	Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

(d)	Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealised gain and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary. Under FAS 115 the Company is accounting for the marketable securities as available for sale.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2005

10.	Generally Accepted Accounting Principles in Canada and the United States (continued)

(e)	Equity Investment

For US GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition as the investee is a self sustaining operation account needs to made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars. For Canadian GAAP the cumulative translation adjustment is not shown separately.

(f)	Recently issued United States Accounting Standards

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity”. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective generally at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. It is to be implemented by reporting a cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on the financial position of the Company or results of its operations.

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123R (Revised), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Statement No. 123(R). Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values and is effective at the beginning of the first annual period beginning after June 15, 2005. The Company has determined that this will have no effect on the Company’s consolidated financial position or results of operations.

Banro Corporation
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars)
(unaudited)

September 30, 2005

10.	Generally Accepted Accounting Principles in Canada and the United States (continued)

The impact of the foregoing on the financial statements is as follows:

Income Statement

	Three months ended September 30,		Nine months ended September 30,

	2005	2004	2005	2004

Loss per Canadian GAAP	$ (779,759)	$ (497,183)	$(3,410,162)	$(2,317,910)
Deferred exploration	(2,174,949)	(590,060)	(4,695,836)	(1,172,266)

Loss per U.S. GAAP	$(2,954,708)	$(1,087,243)	$(8,105,998)	$(3,490,176)

Loss per share (basic and	$ (0.11)	$ (0.04)	$ (0.29)	$ (0.14)
diluted)

Balance Sheet

	September 30, 2005	December 31, 2004

Total assets per Canadian GAAP	$ 26,414,986	$ 12,661,222
Equity investment	-	(130,052)
Deferred exploration	(7,392,967)	(2,697,131)

Total assets per U.S. GAAP	$ 19,022,019	$ 9,834,039

Total liabilities per Canadian and U.S. GAAP	$ 296,298	$ 208,826

Shareholders' equity per Canadian GAAP	$ 26,118,688	$ 12,452,396
Equity investment adjustments	-	(135,977)
Deferred exploration	(7,392,967)	(2,697,131)
Accumulated other comprehensive loss per U.S. GAAP
Cumulative translation account	-	5,925

Total shareholders' equity per U.S. GAAP	$ 18,725,721	$ 9,625,213

Total liabilities and shareholders' equity per
U.S. GAAP	$ 19,022,019	$ 9,834,039

EXHIBIT 2

Form 51-102F1

BANRO CORPORATIONINTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS — THIRD QUARTER 2005

The following management’s discussion and analysis (“MD&A”), which is dated as of November 10, 2005, provides a review of the activities, results of operations and financial condition of Banro Corporation (the “Company”) as at and for the three and nine month periods ended September 30, 2005, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2005, together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2004. This MD&A is incremental to the disclosure included in the MD&A in respect of the audited consolidated financial statements of the Company as at and for the year ended December 31, 2004. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include, without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition and exploration of gold properties. The Company’s main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned Congolese subsidiaries, a 100% interest in four gold properties, Twangiza, Lugushwa, Namoya and Kamituga. Through the Company’s wholly-owned Congolese subsidiary, Banro Congo Mining SARL, the Company has also applied to the Mining Cadastral (the DRC government agency in charge of all mining registrations) for exploration permits relating to property in between the Company’s four project areas.

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During the third quarter of 2005 and up to the date of this MD&A, the Company continued its exploration activities at its Namoya and Lugushwa projects and commenced exploration at its Twangiza project.

On November 10, 2005, the Company announced initial drilling results from the Namoya project (reference is made to the Company’s November 10, 2005 press release). These results are from the first seven core holes drilled at Namoya that are part of a 7,000 metre drilling program commenced in August 2005. The objectives of the core drilling program are to upgrade the remaining Inferred Mineral Resource at Namoya of 657,000 ounces of gold (7.818 million tonnes grading 2.61 g/t Au using a 1.0 g/t Au cut-off) into the Measured and Indicated categories and to delineate additional resources. This drill program follows on from the previous adit sampling program at Namoya, which resulted in the conversion of 436,000 ounces of gold (4.560 million tonnes grading 2.97 g/t Au using a 1.0 g/t Au cut-off) from the Inferred to the higher confidence Indicated Mineral Resource category (reference is made to the Company’s press release dated July 22, 2005). The above-mentioned holes were drilled in areas where the previous adit sampling spacing was inadequate to upgrade the resource base. Additional exploration consisting of gridding, trenching, soil and rock sampling, together with geological mapping, is also being undertaken at Namoya to locate new prospects within the concession area.

At Lugushwa, exploration activities consisted of gridding, trenching, soil and rock sampling, together with geological mapping. In press releases issued by the Company on July 8, 2005 and October 25, 2005, the Company announced initial exploration results from the Lugushwa project. Trenching, geological mapping and geochemical sampling are continuing at Lugushwa to better define the mineralized trends prior to drilling.

On September 14, 2005, the Company announced that it is commencing the second phase of exploration on the Twangiza property. The objective of this second phase is to better define the current resource and to increase resources along strike. The Company has established the exploration camp on site and gridding, soil and trench sampling together with geological mapping have commenced. A core drilling program of approximately 18,000 meters is proposed to commence by year end.

No exploration was undertaken during the period at the Company’s Kamituga project. It is anticipated that exploration will commence during the second quarter of 2006.

During the third quarter of 2005, the Company commissioned a mobile sample preparation facility in Bukavu, DRC. This preparation facility, which is now fully operational, is expected to result in a reduced turnaround time for assay results.

In July 2005, the Company completed a private placement of 3,500,000 common shares of the Company at a price of Cdn$5.25 per share for gross proceeds of Cdn$18,375,000. RBC Capital Markets acted as the Company’s agent in connection with this financing. In October 2005, the Company completed a non-brokered private placement of 2,000,000 common shares of the Company at a price of Cdn$6.50 per share for gross proceeds of Cdn$13,000,000. The proceeds from these financings will be used to advance the Company’s projects in the DRC located within the Twangiza-Namoya gold belt and for general corporate purposes.

Additional information with respect to the Company’s Namoya, Lugushwa and Kamituga properties is contained in the technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated

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February 2005 (see also the Company’s press release dated February 28, 2005 with respect to this report). Additional information with respect to the Company’s Twangiza property is contained in the technical report of CME Consulting Ltd. dated April 30, 2003. Copies of these documents, together with the press releases referred to above, can be obtained from SEDAR at www.sedar.com.

Peter N. Cowley, F.I.M.M.M., the Company’s President and Chief Executive Officer and a “qualified person” as defined in National Instrument 43-101, reviewed the technical information in this MD&A.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this MD&A, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the nine month period ended September 30, 2005, the Company reported a net loss of $3,410,162, or $0.12 per share, compared to a net loss of $2,317,910, or $0.09 per share, reported for the nine month period ended September 30, 2004. For the three month period ended September 30, 2005, the Company’s net loss was $779,759, or $0.02 per share, compared to a net loss of $497,183 or $0.02 per share, recorded during the three month period ended September 30, 2004. The increase in the Company’s net loss during the first nine months of 2005 was primarily due to a general increase in operating expenses following the resumption of exploration activities in the DRC, which effectively occurred during the second half of fiscal 2004. During the three and nine month periods ended September 30, 2005, significant changes in operating expenses occurred in the expense categories described below as compared to the corresponding periods of 2004:

Professional fees
Professional fees, which were mainly legal, audit and accounting fees, increased by $125,428 to $145,613 and by $236,617 to $378,737 during, respectively, the three and nine month periods ended September 30, 2005, compared to the corresponding periods ended September 30, 2004, as a result of the general increase in the Company’s activities, including efforts to list the Company’s shares on the American Stock Exchange and the Toronto Stock Exchange.

Consulting fees
The increase in consulting fees during three and nine month periods ended September 30, 2005, compared to the three and nine month periods ended September 30, 2004, was mainly the result of the recognition as an expense of stock-based compensation issued to consultants of $348,764 and $555,955, respectively, for the three and nine month periods ended September 30, 2005 compared to nil for both the three and nine month periods ended September 30, 2004.

Office and sundry
Office and sundry expenses, which include items such as rent, insurance and communication costs, increased by 30% and 75% during, respectively, the three and nine month periods ended September 30, 2005 compared to the corresponding periods ended September 30, 2004. The

3

increase in office and sundry expenses for the three and nine month periods ended September 30, 2005 compared to the three and nine month periods ended September 30, 2004 was mainly due to the general increase in the Company’s activities following the resumption of exploration activity in the DRC, including the opening of offices in the United Kingdom.

Salaries
Salary expenses increased to $228,254 and to $699,311 for the respective three and nine month periods ended September 30, 2005 from $165,689 and $344,441 for the respective three and nine month periods ended September 30, 2004, due to the hiring of additional full time staff pursuant to the resumption of operations in the DRC.

Employee stock-based compensation
The fair value of employee stock-based compensation accrued during the third quarter of 2005 decreased by approximately 56% to $218,451 from $501,498 accrued during the third quarter of 2004 due to fewer stock option grants. For the nine month period ended September 30, 2005, employee stock based compensation decreased by approximately 50% to $643,386 from $1,298,371 accrued for the corresponding period in 2004 due to fewer stock option grants.

Travel
Travel expenses increased by 19% from $332,259 during the nine month period ended September 30, 2004 to $396,339 for the nine month period ended September 30, 2005. The increase in travel expenses was more significant during the third quarter of 2005 compared to the third quarter of 2004 ($54,983 in 2004 compared to $159,866 in 2005) due to increased visits to the Company’s projects in the DRC, as well as corporate travel costs in relation to the Company’s shareholder relations and business promotional activities.

Shareholder relations and promotion
Expenses related to shareholder relations and promotion increased to $155,502 and to $688,483 for the respective three and nine month periods ended September 30, 2005 from $19,875 and from $45,632 for the respective three and nine month periods ended September 30, 2004, due to efforts by the Company to increase awareness in the investment community.

Foreign exchange gain
The Company recorded foreign exchange gain of $664,256 and $694,155 for the respective three and nine month periods ended September 30, 2005, compared to foreign exchange gain of $422,761 and $177,475 for the respective three and nine month periods ended September 30, 2004, due mainly to the decline in the United States dollar value against the Canadian dollar.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the third quarter of 2005. This financial information has been prepared in accordance with Canadian generally accepted accounting principles. In December 2004, the Company effected a subdivision of its outstanding common shares by changing each one of the outstanding common shares of the Company into two common shares of the Company. The net loss per share figures set out in the following table have been adjusted to reflect this subdivision.

4

	2005	2005	2005	2004
	3rd quarter	2nd quarter	1st quarter	4th quarter

Net loss	$(779,759)	$(1,432,062)	$(1,198,341)	$ (2,331,470)
Net loss per share	$(0.02)	$(0.06)	$(0.04)	$ (0.09)

	2004	2004	2004	2003
	3rd quarter	2nd quarter	1st quarter	4th quarter

Net loss	$(497,183)	$(1,052,380)	$(768,346)	$ (549,728)
Net loss per share	$(0.02)	$(0.04)	$(0.03)	$ (0.03)

The net loss incurred during the third quarter of 2005 decreased significantly, compared to the net loss incurred during the second quarter of 2005, due mainly to a foreign exchange gain of $664,256 resulting from fluctuations in the value of the United States dollar relative to the Canadian dollar. The Company’s net loss for the second quarter of 2005 increased by $233,721 as compared to the net loss recorded for the first quarter of 2005, mainly due to an increase in expenses related to shareholder relations and promotion. During the first quarter of 2005, the Company’s net loss decreased by $1,133,129 as compared to the net loss recorded for the fourth quarter of 2004, mainly due to the recording during the fourth quarter of 2004 of stock-based compensation expense of $896,860, bad debt expenses of $203,572, equity loss in BRC Diamond Corporation of $505,153 and a write down of the Company’s investment in Nevada Bob’s International Inc. of $225,901. However, office and sundry as well as travel expenses increased during the first quarter of 2005 compared to the fourth quarter of 2004 due to a general increase in the Company’s activity levels. As a result of a foreign exchange gain of $422,761, the net loss incurred during the third quarter of 2004 decreased significantly compared to the net loss incurred during the second quarter of 2004. A foreign exchange loss of $229,053 was also a major contributing factor to the increase in the Company’s second quarter of 2004 net loss. Foreign exchange loss recorded for the first quarter of 2004 amounted to $16,232. The net loss recorded in the first quarter of 2004, compared to the fourth quarter of 2003, increased due to a general increase in operating expenses as a result of the resumption of the Company’s activities in the DRC. Results for the fourth quarter of 2003 were impacted by the prospective adoption by the Company of stock-based compensation to employees, directors and officers which was only recognized at December 31, 2003. This resulted in an additional expense during the fourth quarter of 2003 in the amount of $378,724.

Liquidity and Capital Resources

As at September 30, 2005, the Company had cash of $6,280,022 and working capital of $17,788,226, compared to cash of $9,057,197 and working capital of $8,870,540 as at December 31, 2004. During the nine month period ended September 30, 2005, the Company spent $4,074,922 in exploration expenditures on its DRC projects (compared to $772,680 spent during the nine months ended September 30, 2004), mainly at the Namoya and Lugushwa projects where the Company has undertaken full scale exploration activities consisting of adit sampling and a drilling program at Namoya and gridding, soil, trenching and rock sampling with geological mapping at Lugushwa.

In March 2005, the Company received an additional $793,650 from the exercise of share purchase warrants. In addition, during the nine months ended September 30, 2005 the Company received $136,731 from the exercise of stock options.

5

In July 2005, the Company completed a private placement of 3,500,000 common shares of the Company at a price of Cdn$5.25 per share for gross proceeds of Cdn$18,375,000. In October 2005, the Company completed an additional private placement of 2,000,000 common shares of the Company at a price of Cdn$6.50 per share for gross proceeds of Cdn$13,000,000.

The Company’s current cash position is considered sufficient for planned exploration expenditures on the Company’s gold properties and for general and administrative expenses until the end of 2006.

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years
Operating leases	$457,855	$52,010	$281,240	$124,605	-

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company's financial statements include estimates used in the calculation of the fair value of stock-based compensation. The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted during the period. This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company's shares, the expected life of the option and interest rates, all of which are based on historical information. Future behaviors of these parameters are beyond the Company's control, and thus, may be significantly different from the Company's estimates.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at November 10, 2005, the Company had outstanding 32,711,688 common shares and stock options to purchase an aggregate of 4,407,000 common shares.

Related Party Transactions

Directors' fees of $17,812 in the aggregate were accrued to non-executive directors of the Company during the nine month period ended September 30, 2005. No such fees were paid during 2004. In addition, during the nine month period ended September 30, 2005, legal fees of $314,988 (September 30, 2004 - $212,317) were paid to a law firm of which one partner is a director of the Company and a second partner is an officer of the Company. As at September 30, 2005, $35,876 owing to this law firm was included in accounts payable.

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

6

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company's operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of gold are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from operations. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

There is a degree of uncertainty attributable to the calculation of mineral resources. Until mineral resources are actually mined and processed, the quantity of mineral resources and grades must be considered as estimates only. In addition, the quantity of mineral resources may vary depending on metal prices. Any material change in the quantity of mineral resources or mineral resource grade may affect the economic viability of the Company's properties. In addition, there can be no assurance that metallurgical recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new

7

extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company's consolidated financial statements by creating gains or losses. During the nine month periods ended September 30, 2005 and September 30, 2004, the Company recorded a foreign exchange gain of $694,155 and $177,475, respectively, due to the decline in the United States dollar value against the Canadian dollar. During fiscal 2004 and fiscal 2003, the Company recorded a foreign exchange gain of $330,449 and $356,141, respectively, due to the decline in the United States dollar value against the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

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EXHIBIT 3

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Peter N. Cowley, the Chief Executive Officer and President of Banro Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Banro Corporation (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2005.

(signed) *"Peter N. Cowley"*
Name: Peter N. Cowley
Title: Chief Executive Officer and President

N:\Clients\BANRO\FORMS\52-109FT2-ceo.doc

EXHIBIT 4

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, J. Gregory Short, the Chief Financial Officer of Banro Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Banro Corporation (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2005.

(signed) *"J. Gregory Short"*
Name: J. Gregory Short
Title: Chief Financial Officer

N:\Clients\BANRO\FORMS\52-109FT2-cfo.doc